UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022

OR

_ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from_______________to_______________

Commission file number 001-13643

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ONEOK, INC. 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ONEOK, Inc.
100 West Fifth Street
Tulsa, Oklahoma 74103

ONEOK, INC. 401(k) PLAN
TABLE OF CONTENTS

The following financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and exhibits are filed for the ONEOK, Inc. 401(k) Plan:

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA are omitted as they are inapplicable or not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ONEOK, Inc. Audit Committee
ONEOK, Inc. Benefit Plan Administration Committee and Plan Participants
ONEOK, Inc. 401(k) Plan
Tulsa, Oklahoma

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the ONEOK, Inc. 401(k) Plan (the Plan) as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule H, Line 4i – Schedule of Assets (Held at End

of Year) as of December 31, 2022, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

FORVIS, LLP

We have served as the Plan’s auditor since 2005.

Tulsa, Oklahoma
June 23, 2023

ONEOK, INC. 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2022 and 2021
(In thousands)

	2022	2021

Investments, at fair value (Note 3)	$744,198	$822,387

Receivables:
Employer contributions	13,085	13,692
Notes receivable from participants	13,143	13,446
Total receivables	26,228	27,138
Net assets available for benefits	$770,426	$849,525

See accompanying Notes to Financial Statements.

ONEOK, INC. 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2022
(In thousands)

Investment income (loss):
Net depreciation in fair value of investments	$(90,220)
Dividends	27,874
Total investment loss	(62,346)

Interest income on notes receivable from participants	475

Contributions:
Participants	30,721
Employer	34,784
Rollovers	4,189
Total contributions	69,694

Benefits paid to participants	(86,922)

Net decrease in net assets available for benefits	(79,099)
Net assets available for benefits, beginning of period	849,525
Net assets available for benefits, end of period	$770,426

See accompanying Notes to Financial Statements.

ONEOK, INC. 401(k) PLAN
Notes to Financial Statements
December 31, 2022

(1)    Description of Plan

A brief description of the ONEOK, Inc. 401(k) Plan (the Plan) follows and is provided for general information only. Participants should refer to the entire plan document for complete information.

(a)    General

The Plan is administered by the ONEOK, Inc. Benefit Plan Administration Committee (the Plan Administrator) and is provided for the benefit of the employees of ONEOK, Inc. and its subsidiaries (ONEOK or the Company). The Plan is a defined contribution plan that covers all eligible employees of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)    Participation and Contributions

An eligible employee can begin participation in the Plan as of their date of hire and is enrolled automatically at a 6% pretax contribution rate, unless the employee opts out of the Plan or elects a different contribution rate. There is no minimum service or age requirement for participation. Participants may make pretax and/or Roth 401(k) contributions of any whole percentage of their eligible compensation up to a combined maximum of 50% if certain contribution limitations are not exceeded. In addition to pretax and/or Roth 401(k) contributions, participants may make after-tax contributions of any whole percentage of their eligible compensation up to a maximum of 6%. Earnings on pretax and after-tax contributions are taxable at the time of distribution.

Participants’ pretax contributions and/or Roth 401(k) contributions automatically increase annually by 1% until the participants’ contribution percentage reaches 10%. Participants may opt out of the automatic increases or elect a different contribution rate.

Participants age 50 and older before the end of the calendar year may make an additional pretax or Roth 401(k) catch-up contribution in excess of the 2022 Internal Revenue Service (IRS) limit of $20,500. The maximum catch-up contribution allowed in 2022 was $6,500.

Employees are eligible for Company matching contributions immediately upon enrollment in the Plan. The Company matches pretax, Roth 401(k), catch-up and/or after-tax contributions up to a combined maximum of 6% of eligible compensation each pay period.

The Company may, and generally expects to, make a profit sharing contribution to the Plan each calendar quarter that will result in an allocation to each eligible participant’s account equal to 1% of the participant’s eligible compensation for that quarter. A participant must be actively employed on the last day of the calendar quarter or have terminated during the quarter due to death, total disability or retirement (provided the participant is at least age 50 with five consecutive years of service) to qualify for the contribution. The Company may also make an additional discretionary profit sharing contribution to the Plan at year-end. Participants must be actively employed on the last day of the year or have terminated during the year due to death, total disability or retirement (provided the participant is at least age 50 with five consecutive years of service) to receive an annual discretionary contribution for eligible compensation received. Participants actively accruing a benefit in the ONEOK, Inc. Retirement Plan are not eligible for a profit sharing contribution.

For the profit sharing contribution feature of the Plan, an eligible employee begins participation on his or her date of hire. There is no minimum service or age requirement for participation.

The Plan is a defined contribution plan subject to limits on the total combined employee and employer annual contributions. For 2022, the maximum for employee and employer combined annual contributions was the lesser of 100% of the participant’s base earnings or $61,000, pursuant to the Internal Revenue Code (the Code) section 415 (c)(1)(A). These limits may be adjusted periodically by the IRS.

(c)    Participant Accounts

Participants have the right to direct the investment of their account balances, including their contributions, deferrals and the Company’s matching and profit sharing contributions. If no investment option is elected by a participant, the funds in the participant’s account are invested in the Vanguard Target Retirement Trust maturing closest to the year in which the participant will attain age 65. Participants may direct the investment of their account balances to more than one option. However, the minimum investment that can be directed to any one option is 1%, and whole increments of 1% must be used.

Participants may direct the sale or other disposition of securities in their account and may change their investment elections with Fidelity Management Trust Company (Plan Trustee) on a daily basis except during scheduled suspension periods. Neither the Company nor the Plan Trustee guarantees the value of the investments nor do they indemnify any participant against any loss that may result from such investments.

All interest, dividends and other income received by the Plan Trustee and all gains and losses from the sale of securities are credited or charged to the respective participant’s account. Brokerage commissions, transfer taxes, and other charges and expenses in connection with the purchase or sale of securities for the Plan are either added to the cost of the securities purchased or deducted from the proceeds of the sale. The cost charged to a participant’s account for each share of ONEOK common stock purchased is 2.9 cents.

ONEOK dividends are subject to ONEOK Board of Directors (Board) approval and are generally paid quarterly. A record date for determining the shareholders entitled to receive a quarterly dividend is set by the Board.

All dividends paid on ONEOK, Inc. common stock are reinvested in ONEOK, Inc. common stock. Dividends reinvested are considered contributions but are not subject to Plan limits or limits under applicable rules of the IRS. Any dividends paid that are considered a return on capital are generally treated as a reduction in the basis of the participants’ shares held in the Plan.

Certain mutual fund companies have implemented market-timing restrictions designed to protect the long-term investors in the mutual fund. These restrictions limit the number of exchanges an investor may initiate within a given period of time, and certain funds charge a redemption fee. Regularly scheduled sales to fund distributions to Plan participants and purchases from payroll contributions are not subject to the restrictions.

If a participant is an officer or an employee in certain designated work groups (regardless of the level of position), the participant must obtain approval of all trading activity in the participant’s Plan account that involves ONEOK common stock prior to the execution of the transaction. For these employees, there are specific periods during which the participant may buy or sell ONEOK common stock during the year. Generally, these periods begin three business days after the public release of quarterly or annual financial results for ONEOK and continue until the first day of the following calendar quarter.

(d)    Vesting

Company contributions to a participant account and dividends and interest, if any, attributable to the participant account are immediately and fully vested for the benefit of that participant upon receipt by the Plan Trustee (subject to subsequent loss, if any, through a decline in the market value of investments).

(e)    Distributions and Withdrawals

Participants may borrow from the Plan a minimum of $1,000 with a maximum amount not to exceed $50,000 or 50% of the participant’s nonforfeitable eligible account balance, whichever is less. Participant loans are reflected as notes receivable from participants in the Statements of Net Assets Available for Benefits. The Plan allows a participant up to two loans at any time. Profit sharing contributions are not eligible for loans.

The participant loans have a repayment schedule not to exceed 60 months, with the exception of proceeds used to purchase a principal residence, in which case the term of the loan repayment may be for a period not to exceed 120 months. The participant has the option to repay the loan in full at any time without penalty.

The interest rate on a participant loan is determined at origination and remains the same throughout the term of the repayment schedule. Interest rates on the participant loans at December 31, 2022, ranged from 3.25% to 9.00%.

In-service withdrawals from a participant’s account are permitted under specific circumstances, as follows:
•After-tax employee contributions may be withdrawn for at least $500 or the full value of the participant’s after-tax contributions if less than $500. There is a six-month suspension of Company matching on new contributions by the participant into the Plan for all after-tax withdrawals, unless the participant is at least age 59½ at the time of distribution.
•Unlimited in-service withdrawals are permitted when participants reach age 59½ and have completed five years of Plan participation, at any time and for any reason, without qualifying for a hardship withdrawal or suspending Plan contributions or Company matching contributions. Profit sharing contributions are not eligible for age 59½ in-service withdrawals.
•Former Western Resources, Inc. employees have grandfathered withdrawal options based on their account balances as of January 11, 1999. A withdrawal using these grandfathered withdrawal options results in a six-month suspension of Company matching on new contributions by the participant into the Plan.

No hardship withdrawal shall be permitted unless the participant has obtained all currently available distributions from the participant’s account, other than hardship distributions or loans.

Profit sharing and Company matching contributions are not eligible for hardship withdrawals.

The full value of the participant’s Plan account balance becomes payable if any of the following occur:
1.the participant retires or otherwise terminates employment with the Company, for any reason;
2.the participant dies;
3.the Plan is terminated; or
4.the Plan is modified in such a way that it adversely affects the participant’s right to the use of or withdrawal from the account.

If a participant retires or otherwise terminates employment with the Company and the total account balance is more than $5,000, the participant may leave the balance in the Plan, make a direct rollover from the Plan to another employer’s qualified retirement plan or an Individual Retirement Account (IRA) or receive a single lump-sum payment from the Plan as soon as administratively possible after leaving the Company. If the participant’s account balance does not exceed $5,000, the full value of the account will be distributed to the participant as soon as administratively possible, unless the participant directs a rollover to another employer’s qualified plan or an IRA. If the participant does not request a distribution and the account balance is less than $1,000, a lump-sum cash payment will be made. If a distribution is not requested and the balance is between $1,000 and $5,000, the account balance will be transferred to an IRA established on behalf of the participant.

Eligible participants may elect, in lieu of a single lump-sum payment, to receive distributions under a systematic withdrawal plan providing for cash installment payments payable annually, semi-annually, quarterly, monthly or other periodic time period as permitted by the Plan and as designated by the participant.

If a participant receives a lump-sum taxable distribution from the Plan, the IRS requires the Plan to automatically withhold 20% for federal income taxes, which is submitted to the IRS by the Plan Trustee on behalf of the participant. In addition to federal income taxes, some states require mandatory withholding of state income taxes on taxable distributions. The 20% federal income taxes and applicable state income taxes are not withheld if a participant elects to make a direct rollover of the distribution to an IRA or another employer’s qualified retirement plan. An additional 10% excise tax generally will be imposed on the taxable portion of distributions or withdrawals unless the participant has reached age 59½, or separates from the Company after attainment of age 55.

(f)    Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, each participant would receive distribution of the entire balance of their Plan account.

(2)    Summary of Significant Accounting Policies

(a)    Basis of Presentation

The accompanying financial statements of the Plan have been prepared on an accrual basis of accounting.

(b)    Investment and Notes Receivable Valuation and Income Recognition

Quoted market prices, if available, are used to value the investments included in the ONEOK, Inc. 401(k) Plan Trust (the Trust) for the years ended December 31, 2022 and 2021. The Plan also utilizes net asset value (NAV) per share (or its equivalent) to classify fair value amounts recognized or disclosed in our financial statements based on the observability of inputs used to estimate such fair value. The units of the collective investment trusts that are not exchange-traded or quoted in an active market are valued at fair value using the NAV practical expedient. The NAV is based on the fair value of the underlying assets. Notes receivable from participants are stated at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan document.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded as of the ex-dividend date and is allocated to participants’ accounts on the date of payment. This activity is reflected in investment income (loss) on the accompanying Statement of Changes in Net Assets Available for Benefits.

The Plan provides for investments in various investment securities that, in general, are exposed to risks, such as interest rate, credit and overall price and market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities held in participants’ accounts will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

(c)    Administrative Costs

All costs and expenses for administering the Plan, including expenses of the Plan Administrator and fees and expenses of the Plan Trustee, excluding costs paid by the participant, which include loan origination fees, brokerage commissions, investment fund expense ratios, redemption fees and transfer taxes applicable to investment of securities or investments acquired or sold for a participant’s account, are paid by the Company or the Plan as provided by the plan document. For the year ended December 31, 2022, the Company paid all costs and expenses for administering the Plan, excluding costs and expenses paid (directly or indirectly) by Plan participants, and the Company has not sought reimbursement from the Plan.

(d)    Payment of Benefits

Benefits or withdrawals are recorded when paid.

(e)    Income Taxes

The Plan is intended in all respects to be a qualified plan under the Code. The Plan received a favorable determination letter from the IRS dated October 22, 2013, stating that the Plan document was in compliance with applicable requirements of the Code.

The Plan is amended from time to time to conform to changes in applicable law and to reflect discretionary changes in plan design approved by the ONEOK, Inc. Benefit Plan Sponsor Committee. The Plan Administrator believes that the Plan and the Trust remain in documentary compliance with the tax qualification requirements of the Code.

(f)    Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires a number of estimates and assumptions by the Plan Administrator relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(g)    Fair Value of Plan Assets

Fair value is defined as the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan utilizes a fair value hierarchy that prioritizes inputs to valuation techniques based on observable and unobservable data and categorizes the inputs into three levels. The levels of the hierarchy are described below.
•Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
•Level 2 - Significant observable pricing inputs other than quoted prices included within Level 1 that are, either directly or indirectly, observable as of the reporting date. Essentially, this represents inputs that are derived principally from or corroborated by observable market data; and
•Level 3 - May include one or more unobservable inputs that are significant in establishing a fair value estimate. These unobservable inputs are developed based on the best information available and may include our own internal data.

All assets are held in the Trust for the years ended December 31, 2022 and 2021. See Note 3 for discussion of recurring fair value measurements of the Trust. There were no changes in valuation methods for the year ended December 31, 2022.

(h)    Recently Issued Accounting Standards Update

Changes to generally accepted accounting principles are established by the Financial Accounting Standards Board (FASB) in the form of Accounting Standards Updates (ASU) to the FASB Accounting Standards Codification. The Plan considers the applicability and impact of all ASUs. There were no recently issued ASUs adopted by the Plan for the year ended December 31, 2022.

(3)    Investments

The following tables set forth the Trust recurring fair value measurements for each level within the fair value hierarchy at the periods indicated:

	December 31, 2022
	Level 1	Level 2	Level 3	Subtotal	Measured at NAV (c)	Total
	(In thousands)
Assets
Money market fund	$27,128	$—	$—	$27,128	$—	$27,128
Mutual funds (a)	256,414	—	—	256,414	—	256,414
Collective investment trusts (b)	—	—	—	—	246,284	246,284
Common stock of ONEOK, Inc.	203,066	—	—	203,066	—	203,066
Common stock of ONE Gas, Inc.	11,306	—	—	11,306	—	11,306
Total investments, at fair value	$497,914	$—	$—	$497,914	$246,284	$744,198
(a) - Party-in-interest transactions include investment in the Fidelity Balance K fund of $27.9 million at December 31,
2022.
(b) - This category represents pooled funds that are primarily invested in collective trusts exclusively designed for qualified retirement plans such as the 401(k).
(c) - Plan asset investments measured at fair value using the net asset value per share.

	December 31, 2021
	Level 1	Level 2	Level 3	Subtotal	Measured at NAV (c)	Total
	(In thousands)
Assets
Money market fund	$20,652	$—	$—	$20,652		$20,652
Mutual funds (a)	318,106	—	—	318,106		318,106
Collective investment trusts (b)	—	—	—		263,233	263,233
Common stock of ONEOK, Inc.	206,413	—	—	206,413		206,413
Common stock of ONE Gas, Inc.	13,983	—	—	13,983		13,983
Total investments, at fair value	$559,154	$—	$—	$559,154	$263,233	$822,387
(a) - Party-in-interest transactions include investment in the Fidelity Balance K fund of $34.6 million at December 31,
2021.
(b) - This category represents pooled funds that are primarily invested in collective trusts exclusively designed for qualified retirement plans such as the 401(k).
(c) - Plan asset investments measured at fair value using the net asset value per share.

(4)    Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees participate in the Plan, an employer organization whose members participate in the Plan, a person who owns 50% or more of such an employer or employee association, or relatives of such persons. Transactions in the Trust are managed by the Plan Trustee and Fidelity Investments Institutional Operations Company (Fidelity Investments), the Plan’s record keeper, and therefore transactions with the Plan Trustee and Fidelity Investments qualify as party-in-interest transactions. Additionally, certain investments held within the Trust are in ONEOK, Inc. common stock and the Fidelity Balance K fund, and therefore these transactions qualify as party-in-interest transactions. Participant loan transactions qualify as party-in-interest transactions. Each party-in-interest transaction with the Plan is intended to satisfy a statutory or regulatory exemption so as to avoid constituting a nonexempt prohibited transaction under ERISA.

ONEOK, INC. 401(k) PLAN
EIN 73-1520922 PLN 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2022
(In thousands)

Column (a)	Column (b)	Column (c)	Column (d)	Column (e)
Party-in- Interest Identification	Identity of Issuer Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost**	Current Value

	American Century Emerging Markets R6	Mutual Fund		$2,096
	Dodge & Cox International Stock Fund Class X	Mutual Fund		14,983
	Dodge & Cox Stock Fund Class X	Mutual Fund		21,572
*	Fidelity Balanced K	Mutual Fund		27,902
	JPMorgan Large Cap Growth Fund Class R6	Mutual Fund		32,881
	JPMorgan Small Cap Equity Fund Class R6	Mutual Fund		27,257
	PIMCO Total Return Fund	Mutual Fund		11,958
	TCW Total ReturnBond I	Mutual Fund		2,407
	Vanguard Extended Market Index Fund Institutional Shares	Mutual Fund		5,002
	Vanguard FTSE All-World ex-US Index Fund	Mutual Fund		2,248
	Vanguard Institutional Index Fund	Mutual Fund		58,561
	Vanguard Primecap	Mutual Fund		45,846
	Vanguard Total Bond Market Index Fund	Mutual Fund		3,700
	Invesco Stable Value Trust Class B1	Collective Investment Trust		5,782
	Vanguard Target Retirement Income Trust II	Collective Investment Trust		2,924
	Vanguard Target Retirement 2020 Trust II	Collective Investment Trust		10,450
	Vanguard Target Retirement 2025 Trust II	Collective Investment Trust		21,612
	Vanguard Target Retirement 2030 Trust II	Collective Investment Trust		25,835
	Vanguard Target Retirement 2035 Trust II	Collective Investment Trust		26,451
	Vanguard Target Retirement 2040 Trust II	Collective Investment Trust		33,132
	Vanguard Target Retirement 2045 Trust II	Collective Investment Trust		35,871
	Vanguard Target Retirement 2050 Trust II	Collective Investment Trust		37,488
	Vanguard Target Retirement 2055 Trust II	Collective Investment Trust		36,687
	Vanguard Target Retirement 2060 Trust II	Collective Investment Trust		7,216
	Vanguard Target Retirement 2065 Trust II	Collective Investment Trust		2,706
	Vanguard Target Retirement 2070 Trust II	Collective Investment Trust		9
	William Blair International Leasers Collective Investment Fund Class A	Collective Investment Trust		121
	Vanguard Cash Reserves Federal Money Market Fund Admiral Shares	Money Market Mutual Fund		27,128
*	ONEOK, Inc.	Common Stock		203,066
	ONE Gas Inc Stock	Common Stock		11,306
*	Notes receivable from participants	Notes receivable from participants at interest rates ranging from 3.25% to 9.00% and various maturities through 2032		13,143
	Total			$757,341
* Party-in-interest.
** This column is not applicable to participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the ONEOK, Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

ONEOK, Inc. 401(k) Plan

ONEOK, Inc.

Date: June 23, 2023	By:	/s/ Walter S. Hulse III
Walter S. Hulse III Chief Financial Officer, Treasurer and Executive Vice President, Investor Relations and Corporate Development (Principal Financial Officer)

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm